1 Illustrative Analysis Overview of the Following Analysis [85%] At the request of the Special Committee, in light of their well-documented concerns regarding the attainability of management's Base Case projections, Merrill Lynch has performed a supplemental mechanical analysis These projections and the resulting analysis are for illustrative purposes only and were neither utilized nor relied upon by Merrill Lynch for the rendering of its opinion as to the fairness of the current $25.00 per share offer

(1)	Supplied by Silver management.
(2)	In the copy of these discussion materials distributed by Merrill Lynch to the special committee of the ShopKo board of directors on September 9, 2005, this figure was inadvertently listed as +2.6% rather than +2.8%.
2 Illustrative Analysis Concerns Highlighted by the Special Committee [85%] Key factors contributing to the strong skepticism about the projections include: Negative historical and current sales declines, significantly below industry trends ((9.3%) comps in August) Lack of confidence regarding Silver's ability to grow sales while closing and selling stores Sustainability of the business model given low projected CapEx coupled with underinvestment over last few years Fiercely competitive environment, particularly the increasing penetration of Wal-Mart super centers Currently no CEO and significant historical challenges recruiting strong management The company has not had the opportunity to revise its 5-year plan since March 2005 The 5-year plan from March 2005 was created due to a Board directive to demonstrate "what would need to happen in order to generate certain ROE targets," as opposed to a more fundamental approach to forecasting The Base Case forecast for 2005 only has been modified to reflect current business trends, highlights including: March Forecast(1) Current Forecast(1) Sales +2.8%(2) (3.3%) Gross Profit $865mm $842mm Gross Margin 26.6% 27.5% EBITDA $191mm $187mm The current strength in gross margin cannot offset the declining sales trends which potentially have very negative long-term implications As noted in the proxy and numerous Special Committee meetings, the special committee has significant doubts whether the March 2005 projections are achievable, given the current shortfall of 2005 results, which not only brings into question the 2006 projections but also the significant turnaround and increase in projected EBITDA in 2008 and 2009 ____________________

Source: Base Case projections provided by Silver management, adjusted as directed by the Special Committee.

(1)	Excludes license fee revenues.
3 Illustrative Analysis Summary Historical and Illustrative Adjusted Projected Financials [85%] Illustrative financials are based on Base Case from management with the following adjustments: 5% reduction in 2005E EBITDA and 10% reduction in annual EBITDA for the remainder of the forecast period Additional capital expenditures in the amount of $25.6mm distributed evenly over 2006 and 2007 to compensate for the capital expenditure reductions in 2005

Note:	Net debt of $290 million is calculated using an average annual revolver draw to account for operational seasonality. Assumes 30.2 million basic shares per 10-Q dated September 2, 2005, 0.1 million restricted shares and “in-the-money” options as applicable as of March 25, 2005, per Silver management. All figures rounded to nearest $0.25 except for 3-Year Closing Stock Prices. Year represents calendar year. Fiscal year ends January following the calendar year. 30-day prior stock price of $18.09 is prior to original announcement in April 2005.

(1)	Present Value as of July 31, 2005.

(2)	Analysis assumes all financing other than that provided by the capital lease rollover, the asset-backed loan, the last out revolver and the non-equity like component of the real estate facility in the GHJM proposed structure is funded from equity. To calculate illustrative valuations, the non-equity component as described was fixed and the equity contribution was varied. All borrowing rates and fees assumed in proposed GHJM structure, as provided by GHJM on September 8, 2005, apply for illustrative purposes.
4 Illustrative Analysis Illustrative Valuations for Selected Alternatives Offer Price: $25.00 Multiples Analysis 5.5x - 6.5x 2005E EBITDA of $177.8 mm Status Quo 14.3x Forward EPS 14% Discount Rate Premium Analysis 15% - 25% Premium to 30-Day Prior Stock Price of $18.09 3-Year Closing Stock Prices Acquisition Comparables Share Repurchase 14.3x Forward EPS 14% Discount Rate Discounted Cash Flow Analysis (1) Liquidation Analysis Present Value of Projected Share Price Multiples Analysis 5.0x - 6.0x 2005E EBITDA of $177.8 mm Public Compara- bles 10% - 12% WACC 5.0x - 6.0x 2007E EBITDA of $150.0 mm 10% - 12% WACC 5.0x - 6.0x 2009E EBITDA of $173.8 mm Traditional LBO (2) 25% Targeted Return 4.5x - 5.5x 2009E EBITDA of $173.8 mm Valuation Summary - Illustrative Purposes Only